FEDERATED INSURANCE SERIES
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 4, 2010

EDGAR Operations Branch
Securities and Exchange Commission
Office of Insurance Products
100 F Street, N.E.
Washington, DC  20549

RE:         FEDERATED INSURANCE SERIES (the “Trust” or the “Funds”)
Federated Kaufmann Fund II  333-163048
Federated Capital Appreciation Fund II  333-163049
Federated Capital Income Fund II  333-163051

1940 Act File No. 811-8042

Dear Sir or Madam:

 The following responds to your specific instruction that we furnish a written review of the responses provided to the comments received from the Commission’s staff with respect to the filings pursuant to Form N-14 filed with the Commission on November 12, 2009.

(1)           In response to the comment to the disclosure in each N-14 regarding the date of the SAIs contained in each such N-14: We have made the date (i.e., January 8, 2010) consistent throughout each N-14.

(2)           In response to the comment to the disclosure in each N-14 regarding documents incorporated by reference in the Prospectus/Proxy Statement: We have added both the 1933 Act and the 1940 Act File Nos. to the disclosure.

(3)           In response to the comment to the disclosure contained in the third paragraph under the caption “Summary—Reasons for the Proposed Reorganization” in each N-14, regarding payment of the costs of the Reorganization: It is confirmed that the advisers are paying the costs of the Reorganizations, and in that regard, we have removed the language under “Information About the Reorganization—Cost of the Reorganization” concerning payment by the acquiring funds of expenses associated with qualification of acquiring fund shares for sale in various states, because there will be no such expenses.  In addition, as a result of the foregoing, adjustments to the capitalization tables and pro-forma financials to reflect state qualification expenses are not required.

(4)           In response to the comment to the disclosure contained in the first paragraph under the caption “Summary—Reasons for the Proposed Reorganization” in each N-14, requesting the addition of language comparing the expenses of the acquired and acquiring fund: We have disclosed that the expense ratio of the acquiring fund is higher than the expense ratio of the acquired fund.

(5)           In response to the comment to the disclosure under the caption “Management’s Discussion of Fund Performance” in each N-14, relating to the periods covered by the line graphs contained in Exhibit B:  We have revised the description of such periods, as requested.

(6)           In response to the comment to the disclosure contained in the first paragraph under the caption “Summary – Reasons for the Proposed Reorganization” in the Federated Kaufmann Fund II N-14, regarding a typo with respect to an asset reference:  We have clarified that the assets referenced are in the millions of dollars.

(7)           In response to the comment to the disclosure contained in the introductory paragraph to the “Comparative Fee Table” in each N-14, requesting a comparison of acquiring fund and acquired fund expenses:  We have added a statement that a vote in favor of the Reorganization will result in higher expenses to acquired fund shareholders.

(8)           In response to the comment to the disclosure under the caption “About the Proxy Solicitation and the Special Meeting – Proxies, Quorum and Voting at the Special Meeting” in each N-14 regarding satisfaction of quorum requirements:  We have added a statement that quorum requirements are satisfied by the presence of insurance company separate accounts, and not by the presence of contract holders.

(9)           In response to the comment to the caption heading “Comparison of Potential Risks and Rewards; Performance Information,” in each N-14:  We have changed the word “Rewards” to “Returns.”

(10)           In response to the comment that significant brokerage costs expected to be incurred by the acquired/acquiring funds in connection with repositioning the funds’ portfolios, should be disclosed in the text and the Capitalization Table in each N-14: We are advised that brokerage fees are not material; however, the Capitalization Table has been revised to reflect the estimated brokerage expenses.

(11)           In response to the comment to the Capitalization Table contained in each N-14, requesting the addition of an explanatory footnote regarding the “Share Adjustments” item:  A footnote has been added explaining the adjustment to the “Shares Outstanding” column.

(12)           In response to the comment to the disclosure under the caption “Federal Tax Consequences” in each N-14, requesting the addition of a statement regarding the Reorganization’s standing with respect to Section 368(a) of the Internal Revenue Code:  The following statement was added:  “In addition, the Reorganization is expected to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, and it is expected that there will be no adverse consequences to the contract holders as a result of the Reorganization.”

(13)           In response to the comment relating to Exhibit B in each N-14, requesting the addition of Fund names prior to the beginning of each narrative:  The Fund names have been added, as requested.

(14)           In response to the comment to the Table of Contents in the SAI of each N-14:  Reference to the relevant unaudited financials has been added to each SAI, as requested.

(15)           In response to the comment to the disclosure contained in the SAI of each N-14, of the filing dates of various items referred to in such disclosure:  The phrase “on or about” has been removed, or replaced with “on.”

(16)           In response to the comment to the disclosure contained in the SAI of each N-14, of the filing date of the N-CSRs of the Funds:  The date has been changed to February 23, 2009.

(17)           In response to the comment to the pro-forma financials contained in the SAI of each N-14, requesting the addition of a footnote regarding the acceptability to the acquiring fund of the acquired fund’s portfolio securities:  A footnote has been added to the pro-forma financials to the effect that, as of June 30, 2009, all of the portfolio securities of the acquired fund would comply with the investment restrictions and compliance guidelines of the acquiring funds.

(18)           In response to the comment to the disclosure under the caption “Comparison of Objectives and Risks” in the Federated Kaufmann Fund II N-14, requesting that a statement be added comparing the portfolio turnover rate of the acquired and acquiring funds:  A statement has been added describing the effect of the acquired fund’s higher portfolio turnover rate.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Trust acknowledges the staff’s view that: the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal

Enclosures